1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 18, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2018 Third Quarter Earnings Conference
October 18, 2018
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Agenda
● Welcome Elizabeth Sun
● 3Q18 Financial Results and 4Q18 Outlook Lora Ho
● Key Messages Lora Ho
C.C. Wei
● Q&A
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Safe Harbor Notice
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● TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.
● Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 19, 2018 and such other documents as TSMC may file with, or submit to, the SEC from time to time.
● Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.
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Statements of Comprehensive Income
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Selected Items from Statements of Comprehensive Income
3Q18 3Q18 3Q18
3Q18     2Q18 3Q17 over over
Guidance
(In NT$ billions unless otherwise noted)     2Q18 3Q17
Net Revenue (US$ billions)    8.49 8.28-8.38 7.85 8.32 +8.1% +1.9%
Net Revenue    260.35 233.28 252.11 +11.6% +3.3%
Gross Margin    47.4% 47.0% - 49.0% 47.8% 49.9% -0.4 ppt -2.5 ppts
Operating Expenses    (28.13) (26.44) (27.54) +6.4% +2.1%
Operating Margin    36.6% 35.5% - 37.5% 36.2% 38.9% +0.4 ppt -2.3 ppts
Non-Operating Items    3.65 3.16 2.46 +15.6% +48.3%
Net Income to Shareholders of the Parent Company    89.07 72.29 89.93 +23.2% -0.9%
Net Profit Margin    34.2% 31.0% 35.7% +3.2 ppts -1.5 ppts
EPS (NT Dollar)    3.44 2.79 3.47 +23.2% -0.9%
ROE    23.2% 18.7% 25.9% +4.5 ppts -2.7 ppts
Shipment (Kpcs, 12”-equiv. Wafer)    2,712 2,674 2,744 +1.4% -1.2%
Average Exchange Rate--USD/NTD    30.68 30.50 29.71 30.29 +3.3% +1.3%
*    Diluted weighted average outstanding shares were 25,930mn units in 3Q18.
** ROE figures are annualized based on average equity attributable to shareholders of the parent company.
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3Q18 Revenue by Application
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Consumer 7%
Industrial/Standard 24%
Computer 13%
Communication 56%
Communication
Computer
Consumer
Industrial/Standard
Revenue (NT$B)
2Q18
3Q18
QoQ +24%
QoQ -35%
QoQ -1%
QoQ +6%
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3Q18 Revenue by Technology


0.15/0.18um
9%
0.11/0.13um
3%
0.25um and above
3%
90nm
4%
65nm
8%
7nm
11%
10nm
6%
40/45nm
12%
28nm
19%
16/20nm
25%


28nm and below revenue
Revenue (NT$B)
200
150
100
50
0
1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18
28nm
16/20nm
10nm
7nm

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Balance Sheets & Key Indices
Selected Items from Balance Sheets 3Q18 2Q18 3Q17
(In NT$ billions) Amount % Amount % Amount %
Cash & Marketable Securities 604.02 30.7% 748.92 36.5% 501.78 27.3%
Accounts Receivable 129.54 6.6% 88.20 4.3% 118.73 6.4%
Inventories 105.34 5.3% 99.03 4.8% 73.89 4.0%
Long-term Investments 29.80 1.5% 28.83 1.4% 40.90 2.2%
Net PP&E 1,048.52 53.2% 1,034.27 50.4% 1,065.76 57.9%
Total Assets 1,969.89 100.0% 2,053.41 100.0% 1,841.42 100.0%
Current Liabilities 321.63 16.3% 463.00 22.5% 298.52 16.2%
Long-term Interest-bearing Debts 56.90 2.9% 83.40 4.1% 91.81 5.0%
Total Liabilities 394.06 20.0% 562.78 27.4% 410.01 22.3%
Total Shareholders’ Equity 1,575.83 80.0% 1,490.63 72.6% 1,431.41 77.7%
Key Indices
A/R Turnover Days 38 38 42
Inventory Turnover Days 73 74 53
Current Ratio (x) 2.7 2.1 2.4
Asset Productivity (x) 1.0 0.9 0.9
* Total outstanding shares were 25,930mn units at 9/30/18.
** Asset productivity = Annualized net revenue / Average net PP&E
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Cash Flows
(In NT$ billions) 3Q18 2Q18 3Q17
Beginning Balance 632.23 577.78 570.47
Cash from operating activities 94.08 129.77 116.78
Capital expenditures (69.95) (59.68) (61.71)
Cash dividends (207.44) 0.00 (181.51)
Short-term loans 43.37 (27.97) 0.00
Investments and others (3.56) 12.33 (35.95)
Ending Balance 488.73 632.23 408.08
Free Cash Flow (1) 24.13 70.09 55.07
(1) Free cash flow = Cash from operating activities – Capital expenditures
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Open Innovation Platform®

4Q18 Guidance
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Based on our current business outlook, management expects:
∎ Revenue to be between US$ 9.35 billion and US$ 9.45 billion
And, based on the exchange rate assumption of 1 US dollar to 30.8 NT dollars, management expects:
∎ Gross profit margin to be between 47% and 49% ∎ Operating profit margin to be between 36% and 38%
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Open Innovation Platform®

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Recap of Recent Major Events
TSMC Announces 5th Open Innovation Platform® Alliance, the OIP Cloud Alliance
( 2018/10/03 )
TSMC Announces OIP Ecosystem Enabled in the Cloud ( 2018/10/03 )
TSMC Details Impact of Computer Virus Incident ( 2018/08/05 )
●Please visit TSMC’s website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements
©2018 TSMC, Ltd
Open Innovation Platform®

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©2018 TSMC, Ltd
Open Innovation Platform®